Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

December 13, 2007

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, DC  20549-7010

Re:	Form 10-K for the fiscal year ended December 31, 2006 (filed March 1, 2007)
Forms 10-Q for the periods ended March 31, 2007, June 30, 2007, and September 30, 2007
Form DEF 14A filed March 16, 2007
File No. 1-13429

Dear Mr. Decker:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.                                     Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7.         Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Comparison of the Years Ended December 31, 2006 and 2005, page 27

2.                                    We note that your current disclosure concerning your segments is limited to net sales. Please revise to discuss the business reasons for the changes between periods in income from operations of each of your segments, including administrative and all other. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2006 as compared to 2005 will look like. See item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response:  Future disclosure regarding segments will be expanded to discuss the significant changes to income from operations. The comparison of 2006 to 2005 in Item 7 will be as follows:

Comparison of the Years Ended December 31, 2006 and 2005

Connector Products – Simpson Strong-Tie (SST)

Simpson Strong-Tie’s income from operations increased 6.6% to $155.7 million in 2006 from $146.1 million in 2005.

Net Sales

In 2006, Simpson Strong-Tie’s net sales increased 2.5% to $771.2 million as compared to net sales of $752.2 million in 2005. SST accounted for 89.3% of the Company’s total net sales in 2006, an increase from 88.9% in 2005. The increase in net sales at SST resulted from an increase in average prices of 4%, partly offset by a decrease in sales volume. The majority of the sales growth in the United States occurred in the southeast and sales were up slightly elsewhere, with the exception of California, where sales decreased. Sales in Canada and continental Europe were strong and sales in the United Kingdom were up only marginally. Sales to homecenters and dealer and contractor distributors in total were flat in 2006, while sales to lumber dealers were up. Sales were mixed across major product lines. The Quik Drive and Anchor Systems product lines both had increases in sales while sales of products used primarily in new home construction, including the Strong-Wall product line, decreased.

Gross Profit

Simpson Strong-Tie’s gross profit increased 5.5% to $324.9 million in 2006 from $307.9 million in 2005. As a percentage of net sales, gross profit increased to 42.1% in 2006 from 40.9% in 2005. This increase was primarily due to lower manufacturing costs, partly offset by higher fixed overhead costs as a percentage of sales as a result of the lower sales volume in the second half of the year.

Research and Development and Other Engineering

Simpson Strong-Tie’s research and development and other engineering expense increased 32.7% to $18.4 million in 2006 from $13.8 million in 2005. This increase was primarily due to additional staff, incentive pay, other personnel costs and product testing, totaling $4.4 million.

Selling Expense

Simpson Strong-Tie’s selling expense increased 13.5% to $63.7 million in 2006 from $56.1 million in 2005. The increase was driven primarily by a $4.3 million increase in expenses associated with sales and marketing personnel and a $1.8 million increase in promotional costs.

General and Administrative Expense

Simpson Strong-Tie’s general and administrative expense decreased 7.6% to $88.8 million in 2006 from $94.0 million in 2005. The decrease was primarily due to reduced cash profit sharing expense included in administrative expenses totaling $10.2 million, partly offset by increases in other personnel costs of $4.4 million, facility relocation expenses of $1.5 million and professional service expenses of $0.4 million.

European Operations

For its European operations, Simpson Strong-Tie recorded after-tax net income of $4.4 million in 2006 compared to after-tax net income of $2.2 million in 2005.

Venting Products – Simpson Dura-Vent (SDV)

Simpson Dura-Vent’s income from operations decreased 17.1% to $7.2 million in 2006 from $8.7 million in 2005.

Net Sales

In 2006, Simpson Dura-Vent’s net sales decreased 2.2% to $92.0 million as compared to net sales of $94.0 million in 2005. SDV accounted for 10.7% of the Company’s total net sales in 2006, a decrease from 11.1% in 2005. The decrease in net sales at SDV resulted from a decrease in sales volume, partly offset by price increases that averaged 5%. Sales were down in all regions of the United States in 2006 compared to 2005, with the exception of the western region, excluding California, and in the Midwest, where sales were up slightly. Sales to homecenters were up in 2006, while sales to dealers and original equipment manufacturers were down. Sales of pellet vent and chimney product lines both increased in 2006 while sales of gas vent and Direct-Vent products in 2006 decreased when compared to 2005.

Gross Profit

Simpson Dura-Vent’s gross profit decreased 10.5% to $20.5 million in 2006 from $22.9 million in 2005. As a percentage of net sales, gross profit decreased to 22.3% in 2006 from 24.4% in 2005. This decrease was primarily due to higher manufacturing costs and by higher fixed overhead costs as a percentage of sales as a result of the lower sales volume in 2006 when compared to 2005.

General and Administrative Expense

Simpson Dura-Vent’s general and administrative expense decreased 20.7% to $4.1 million in 2006 from $5.2 million in 2005. The decrease was primarily due to reduced cash profit sharing expense included in administrative expense totaling $0.9 million.

Administrative and All Other (Company)

Interest Income and Expense

Interest income is generated on the Company’s cash and short-term investment balances. Interest income increased primarily as a result of higher interest rates. Interest expense includes interest, account maintenance fees and bank charges.

Provision for Income Taxes

The Company’s effective tax rate was 37.8% in 2006, up from 36.8% in 2005. The effective tax rates exceeded the federal statutory rate of 35.0% primarily due to the effect of state income taxes, net of the federal benefit.

Liquidity and Sources of Capital, page 31

3.                                      You currently discuss cash provided by net income adjusted for noncash expenses, which represents a non-cash GAAP measure. Please remove the non-GAAP measure and separately discuss net income and noncash expenses, or include the disclosures required by Item 10(e) of regulation S-K.

Response:  We will remove the non-GAAP measure from the discussion of net cash provided by operating activities by separately discussing net income and noncash expenses. The relevant paragraph in our 2006 report on Form 10-K would have been as follows:

The Company’s operating activities provided $99.1 million, $130.6 million and $22.8 million in net cash in 2006, 2005 and 2004, respectively. In 2006, cash was provided by net income of $102.5 million and noncash expenses, including depreciation and amortization and noncash compensation related to stock plans, totaling $32.3 million, a reduction in trade accounts receivable of $7.1 million, and an increase in income taxes payable of $4.0 million. These increases were partly offset by an increase in inventories of $34.1 million, primarily due to increases in raw materials and finished goods of $21.8 million and $20.4 million, respectively, partly offset by a decrease of in-process products of $6.0 million. This increase in raw materials was related to increased quantities and prices of raw material inventory on hand, primarily related to steel, at December 31, 2006. The increase in finished goods was primarily related to increased steel costs and to a lesser extent an increase in the amount of finished goods the Company maintains to serve its customers’ needs and to avoid potential shortages of products. In addition to the increase in inventories, there were decreases in trade accounts payable of $8.1 million and accrued cash profit sharing and commissions of $2.4 million, and an increase in deferred income taxes of $2.1 million. The balance of the cash provided in 2006 resulted from changes in other asset and liability accounts, none of which was material.

4.                                      Please revise your table of contractual cash obligations to include a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response:  We will include in the table of contractual obligations a separate line item for estimated interest payments on debt. The contractual table in our 2006 report on Form 10-K would have been as follows:

The Company’s contractual obligations for future payments are as follows, in thousands:

	Payments Due by Period
Contractual Obligation	Total all periods	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Long-term debt obligations	$665	$327	$205	$45	$88
Debt interest obligations	114	55	39	9	11
Operating lease obligations	25,988	7,823	11,784	4,762	1,619
Purchase obligations	22,155	21,133	1,022	—	—
Total	$48,922	$29,338	$13,050	$4,816	$1,718

Purchase obligations consist of commitments primarily related to the construction or expansion of facilities and equipment, consulting agreements, and minimum purchase quantities of certain raw materials. Debt interest obligations include interest payments on fixed term debt, line of credit borrowings and annual maintenance fees on the Company’s primary line of credit facilities. Interest on line of credit facilities was estimated based on historical borrowings and repayment patterns. The Company’s primary line of credit facilities include annual maintenance fees of 0.125% on the unused portion of the facilities.

Item 8 – Financial Statements

Consolidated Balance Sheet, page 37

5.                                      We note per page 9 of your September 30, 2007 Form 10-Q that you purchased all of the stock of Swan Secure Products, Inc. and recorded intangible assets subject to amortization of $16.8 million as a result of the acquisition. Given the increasing amount of your intangible assets, we remind you that pursuant to paragraph 42 of FAS 142, all intangible assets should be aggregated and presented as a separate line item in your balance sheet. Please revise accordingly.

Response:  In future filings, we will revise the balance sheet to separately state the amount of intangible assets subject to amortization and other noncurrent assets. The amounts in the consolidated balance sheet in our 2006 report on Form 10-K and in our report on Form 10-Q for the periods ended September 30, 2007, respectively, would have been as follows:

	December 31,
	2006	2005

Intangible assets	$8,736	$11,012
Other noncurrent assets	5,710	4,843

	September 30,
	2007	2006

Intangible assets	$24,430	$9,304
Other noncurrent assets	13,917	5,852

Note 1 – Operations and Summary of Significant Accounting Policies, page 41

General

6.                                      Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling line item and the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•                  In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•                  in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit. Also, disclose the line item(s) outside of gross profit that they are in included in, if applicable.

Response:  In future filings we will include additional subheadings in Note 1 – Operations and Summary of Significant Accounting Policies that include Cost of Sales, Selling and General and Administrative and discuss the types of expenses that are included as follows:

Cost of Sales

The types of costs included in cost of sales include material, labor, factory and tooling overhead, shipping, and freight costs. Major components of these expenses are material costs, such as steel, personnel, packaging and cartons and facility costs such as rent, depreciation and utilities related to the production and distribution of the Company’s products. Inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of our distribution network are also included in costs of sales.

Tool and Die Costs

Tool and die costs are included in product costs in the year incurred.

Shipping and Handling Costs

The Company’s general shipping terms are F.O.B. shipping point. Shipping and handling costs are included in product costs in the year incurred.

Product Research and Development Costs

Product research and development costs, which are included in operating expenses and were charged against income as incurred, were $5.7 million, $4.9 million and $4.5 million in 2006, 2005 and 2004, respectively. The types of costs included as Product Research and Development expenses are typically related to salaries and benefits and supplies. The Company amortizes acquired patents over their remaining lives and performs periodic reviews for impairment. The cost of internally developed patents are expensed as incurred.

Selling Costs

Selling costs include expenses associated with selling, merchandising and marketing the Company’s products. Major components of these expenses are personnel, sales commissions, facility costs such as rent, depreciation and utilities, professional services, information technology related costs, sales promotion, advertising, literature and trade shows.

Advertising Costs

Advertising costs are included in selling expenses, are expensed when the advertising occurs, and were $12.1 million, $10.1 million and $9.1 million in 2006, 2005 and 2004, respectively.

General and Administrative Costs

General and administrative costs include personnel, information technology related costs, facility costs such as rent, depreciation and utilities, professional services, and amortization of intangibles.

We do not exclude any of the costs listed in comment 6 from cost of sales, so we believe there is no need for further disclosure in the footnotes to the financial statements or in the management discussion and analysis as to where any excluded costs are accounted for or the comparability of our gross margins with other entities.

Guarantees & Warranties, page 42

7.                                      Please revise to include a tabular reconciliation of the changes in your aggregate product warranty liability for each period presented. See paragraph 14 of FIN 45.

Response:  The Company does not have a significant amount of warranty and warranty repair costs. The annual expense for 2004, 2005 and 2006 was less than 0.03% of the Company’s sales and less than 0.2% of the Company’s net income. Given the immaterial amount warranty costs, we have not included a tabular reconciliation of the charges and liability. If we did include the reconciliation of the changes in our aggregate product warranty liability, it would look like the following (amounts in thousands):

	December 31,
	2006	2005	2004

Beginning balance	125	—	—
Warranty expense	2	187	—
Replacements and repairs	(113)	(62)	—
Ending balance	14	125	—

Based on the above, we do not believe that including the tabular reconciliation would enhance the understanding of our financial statements and we believe that our narrative statement under Guarantees and Warranties in Note 1 is sufficient.

Item 15 – Exhibits, page 67

8.                                      Please tell us why you have not filed any material agreements, including supply agreements, customer agreements, intellectual property agreements, agreements with insiders, etc. pursuant to Item 601(b)(10) of Regulation S-K.

Response:  Based on an internal review, we realized we were deficient in this area and included material, previously filed contracts in Item 6. Exhibits in our report on Form 10-Q for the periods ended September 30, 2007. We believe the exhibits listed there include all material contracts that we were required to file with that report. We will include material, previously filed contracts in future annual and interim filings as required.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

9.                                      Please address the above comments in your interim filings as well.

Response:  The Company will address the above comments in future interim filings as well as in our annual reports on Form 10-K.

Compensation Discussion & Analysis, page 21

Salary and Profit Sharing Contributions

10.                               Please identify the companies you use as benchmarks for comparing your CEO’s salary. Discuss how the company determines the salary levels for the other named executive officers.

Response:  In 2004, we performed an informal internal salary survey where we identified companies as benchmarks for comparing their CEO salaries to our CEO’s salary. We used the 2004 Forbes Best Small Companies listing, a list on which we were ranked 96th out of 200. We performed the following 5 comparisons:

(1)                  the top 5 ranked companies including Cognizant Technology Solutions, Headwaters, Lannett, Amedisys and Cytyc;

(2)                  companies in the overall rankings that were near Simpson Manufacturing, Co., Inc., including Integrated Circuit Systems, Tyler Technologies, Kessey Nash, Heartland Express, Micronetics, Trimble Navigation, Jack Henry & Associates and Diodes;

(3)                  companies in the profits rankings that were near Simpson Manufacturing, Co., Inc., including  Independence Holding, Parlux Fragrances, United Industrial, Triad Guaranty, II-VI, Armor Holdings, Cohesant Technologies and Exponent;

(4)                  companies in the 5-year return on equity rankings that were near Simpson Manufacturing, Co., Inc., including Ixia, Mercury Interactive, Quality Systems, Gentex, Synaptics, Knight Transportation, Cohesant Technologies and Hansen Natural; and

(5)                  other companies that we determined to be comparable to Simpson Manufacturing, Co., Inc., including Abatix, Knape & Vogt, Gibraltar, BMHC, Newall Rubbermaid, American Standard, Masco and Illinois Tool Works.

The overall philosophy of our compensation program is to provide a high degree of incentive to our Named Executive Officers to attain our profitability goals. Accordingly, we emphasize non-equity incentive plan compensation and stock options as a means to increase our Named Executive Officers’ overall compensation. The salaries, as well as profit sharing trust contributions which amount to 15% of the officers’ salaries (subject to limitations), that we pay to our Named Executive Officers are intended to compensate them for their investment of time, regardless of the performance of the business. Our Compensation Committee determines the salaries for all of our Named Executive Officers using historical salary levels for their positions and adjustments for changes in cost of living and responsibilities.

In 2005, the Chairman of our Compensation Committee made informal queries to executive search and compensation consultants. We did not engage any consultants and no reports were issued that named companies that were used as benchmarks. In 2007, we engaged Semler Brossy Consulting Group LLC and received a report in April 2007, which includes benchmarks, that the Compensation Committee will consider in determining the 2008 salaries. Semler Brossy Consulting Group LLC did not identify individual companies but used two general industrial surveys, the 2006 Confidential Survey of Executive Compensation and the 2006 Mercer Benchmark Database – Executive Positions.

Because the benchmarks identified in our informal 2004 survey are several years old, we decided that it would not be appropriate to name in our 2007 proxy statement the companies considered in the 2004 survey. For 2008, we intend to disclose the benchmarks identified in the 2007 Semler Brossy Consulting Group LLC report. A summary of our CEO’s salary versus the benchmarks identified in the Semler Brossy Consulting Group LLC report is as follows (amounts in thousands):

		General Industry Survey
Position	Simpson	25th Percentile	Median

President & CEO	$317	$560	$679

Executive Officer Cash Profit Sharing Plan, page 22

11.                               Please discuss whether discretion can be or has been exercised by the compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout.

Response:  As discussed in the Compensation Discussion and Analysis on page 22 of our 2007 proxy statement under the heading Executive Officer Cash Profit Sharing Plan, the process for determining the quarterly profitability goals, the rate of return on qualified assets, and the percentage participation of each of our Named Executive Officers for the year takes place at the beginning year when the Board of Directors approves the operating budget. The Executive Officer Cash Profit Sharing Plan does not pay out a predetermined amount if the goal is met or exceeded. Instead, the plan pays out the amount, based on a formula, of the pre-determined percentage participation of operating profit in excess of the return on qualified assets (the “qualifying level”). Therefore, the Named Executive Officers may get more or less than the targeted payout depending on the performance of the Company or relevant operating unit as compared to the relevant operating profit goal. The percentage rate of return on qualified assets is determined at the beginning of the year and is not changed during the year. The qualifying level is, however, based on actual asset values during the year (see page 15 of our 2007 proxy statement). As such, the Compensation Committee historically has not exercised its discretion to pay a different amount to a Named Executive Officer if a specific performance goal is not met. Occasionally, as employees are hired or promoted into a profit sharing pool or are removed from a profit sharing pool due to a transfer or termination, we may adjust the amount of the participation by the individuals remaining in that profit sharing pool. This does not happen frequently, but it does require that discretion be exercised when it occurs. In 2007, Mr. Kingsfather fully transitioned into the role as President of Simpson Strong-Tie Company Inc. and Mr. Lamson transitioned out of that role. As a result, Mr. Kingsfather’s participation in the Executive Officer Cash Profit Sharing Plan increased (see the response to comment 12). Additionally, the Compensation Committee has the discretion to adjust the participation in a profit sharing pool based on business conditions although it has not exercised this discretion.

For the granting of stock options, the same Company-level operating profit goals that are used in the Executive Officer Cash Profit Sharing Plan are used, but grants are only made if the goals are met or exceeded. In 2006, only goals applicable to Mr. Kingsfather were met, and he was granted an option to purchase 2,000 shares, out of a possible 3,000 shares had all of his goals been met. No other Named Executive Officer was granted a stock option, because the relevant goals were not met.

12.                               Please discuss whether the operating profit goals and qualifying levels were met last year.

Response:  As discussed in the response to comment 11, the Executive Officer Cash Profit Sharing Plan does not pay out a specified amount if the operating profit goal is met or exceeded. As also discussed above, the qualifying level is not a goal that an individual officer can achieve directly; instead, it is determined by actual net asset values during the year.

For 2006, the Company-level operating profit goals were not met for any of the Named Executive Officers and none of them received a stock option in 2007. Mr. Kingsfather, however, met the branch-level goal that was set for him before he was named President of Simpson Strong-Tie Company Inc., and he was granted an option to purchase 2,000 shares of common stock in 2007. In addition, because the Company-level operating profit goals were not met for 2006, the amounts paid to the Named Executive Officers were below the targeted payout for that year.

For 2007, the operating profit goals, the qualifying level and the targeted payout that were presented in the 2007 proxy statement are reprinted below, along with the amounts paid to the Named Executive Officers through November 2007. The amounts paid do not include any profit sharing payment that may be paid for the fourth quarter of 2007.

	Operating Profit Goal	Qualifying Level	Targeted Payout(1)	Actual Payout (3 out of 4 quarters(2))

Thomas J Fitzmyers	$206,046,000	$76,872,000	$2,310,000	$1,486,715

Michael J. Herbert	206,046,000	76,872,000	620,000	399,169

Barclay Simpson	206,046,000	76,872,000	663,000	427,069

Phillip Terry Kingsfather	196,946,000	69,966,000	633,000	547,267

Stephen B. Lamson(3)	196,946,000	69,966,000	1,349,000	625,548

Stephen P. Eberhard	9,100,000	6,906,000	88,000	—

(1)            Amounts expected to be paid for the full year of 2007 if operating profit goals established at the beginning of the year are met and qualifying levels are as projected at the beginning of the year.

(2)            Amounts paid through November 2007. Mr. Lamson retired in July 2007 and was only paid for half of the year.

(3)            Mr. Lamson’s participation ended in July 2007.

We will incorporate this analysis into our compensation discussion and analysis in our 2008 proxy statement.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings, that Securities and Exchange Commission (the “Commission”) staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert the Commission staff’s comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please let us know whether or not you have any further comments or questions. You may call me at (925) 560-9011 or Jeff Mackenzie at (925) 560-9016.

Sincerely,

/s/ Michael J. Herbert
Michael J. Herbert
Chief Financial Officer